SMART AND SASSY, LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Smart and Sassy, LLC
Lincoln, Nebraska

We have reviewed the accompanying financial statements of Smart and Sassy, LLC, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Smart and Sassy, LLC and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 6, 2022

SMART AND SASSY, LLC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 21,821	$ 172,811
Inventory	734,288	98,585
TOTAL CURRENT ASSETS	756,109	271,396
PROPERTY AND EQUIPMENT		
Property and equipment, net	10,305	5,074
OTHER ASSETS		
Loan origination costs	199,353	41,448
TOTAL ASSETS	$ 965,767	$ 317,918

LIABILITIES AND MEMBERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 23,550	$ 46,663
Deferred revenue	88,567	38,574
Factoring agreement	429,000	-
PPP loan	-	9,626
Note payable - related party	61,200	-
Notes payable - current portion	197,483	14,009
TOTAL CURRENT LIABILITIES	799,800	108,872
LONG-TERM LIABILITIES		
Notes payable	505,557	168,736
TOTAL LONG-TERM LIABILITIES	505,557	168,736
TOTAL LIABILITIES	1,305,357	277,608
MEMBERS' EQUITY		
Contributions/(Distributions)	(183,335)	(18,146)
Retained earnings/(Accumulated deficit)	(156,255)	58,456
TOTAL MEMBERS' EQUITY	(339,590)	40,310
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 965,767	$ 317,918

See independent accountant's review report and accompanying notes to financial statements.

SMART AND SASSY, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 3,755,117	$ 2,401,480
COST OF GOODS SOLD	2,780,684	1,842,483
GROSS PROFIT	974,433	558,997
OPERATING EXPENSES		
Depreciation expense	1,243	390
General and administrative	332,522	188,561
Payroll expense	592,912	217,209
Professional fees	1,495	3,974
Sales and marketing	233,394	60,529
TOTAL OPERATING EXPENSES	1,161,566	470,663
NET OPERATING INCOME/(LOSS)	(187,133)	88,334
OTHER INCOME/(EXPENSES)		
Interest income	16	1
PPP loan forgiven	9,626	-
Interest expense	(37,220)	(4,123)
TOTAL OTHER INCOME/(EXPENSES)	(27,578)	(4,122)
NET INCOME (LOSS)	$ (214,711)	$ 84,212

See independent accountant's review report and accompanying notes to financial statements.

SMART AND SASSY, LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	1,094	$ (25,756)	$ (24,662)
Distributions	(19,240)	-	$ (19,240)
Net income	-	84,212	$ 84,212
ENDING BALANCE, DECEMBER 31, 2020	$ (18,146)	$ 58,456	$ 40,310
Distributions	(165,189)	-	$ (165,189)
Net loss	-	(214,711)	$ (214,711)
ENDING BALANCE, DECEMBER 31, 2021	**$ (183,335)**	**$ (156,255)**	**$ (339,590)**

See independent accountant's review report and accompanying notes to financial statements.

SMART AND SASSY, LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (214,711)	$ 84,212
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	1,243	390
Forgiveness of PPP loan	(9,626)	
(Increase) decrease in assets:		
Inventory	(635,703)	(56,860)
Increase (decrease) in liabilities:		
Accounts payable	(23,113)	14,018
Deferred revenue	49,993	26,921
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(831,917)	68,681
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(6,474)	(5,464)
CASH USED FOR INVESTING ACTIVITIES	(6,474)	(5,464)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(165,189)	(19,240)
Collection of note receivable - related party	-	38,000
Issuance of PPP loan	-	9,626
Issuance of factoring agreement	279,035	-
Issuance of note payable - related party	61,200	-
Issuance of notes payable	512,355	73,334
CASH PROVIDED BY FINANCING ACTIVITIES	687,401	101,720
NET INCREASE (DECREASE) IN CASH	(150,990)	164,937
CASH AT BEGINNING OF YEAR	172,811	7,874
CASH AT END OF YEAR	$ 21,821	$ 172,811

CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 37,220	$ 4,123
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Smart and Sassy, LLC dba Smartass and Sass (the "Company") was incorporated in the State of Nebraska on December 11, 2018. The Company specializes in a snarky and sarcastic monthly subscription box that is filled with shirts and other items to make an individual laugh.

Going Concern
Since Inception, the Company has relied on funds from notes payable issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. Summary of Significant Accounting Policies (continued)

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company had no accounts receivable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, and 2020, the balance of inventory related to finished goods was $734,288 and $98,585, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office furniture and equipment are depreciated over five to seven years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of Nebraska.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling subscription boxes. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $3,755,117 and $2,401,480 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021, and 2020:

Property and equipment at cost:	2021	2020
Office furniture and equipment	$ 11,938	$ 5,464
	11,938	5,464
Less: Accumulated depreciation	1,633	390
Total	$ 10,305	$ 5,074

4. SBA PPP Loan

In 2020, the Company received loan proceeds of $41,100 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

4. SBA PPP Loan (continued)

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

In 2021, the Company received notice from the SBA that the full amount of the PPP loan was forgiven.

5. Note Payable – Related Party

In 2021, a member of the Company, loaned the Company $60,000 and created a note payable from the Company. Per the loan agreement, the note bears 2% interest and a maturity date of August 2022. Per the agreement, the Company will repay the loan at a rate of $1,000 per month. No payments on this loan had been made as of December 31, 2021.

6. Factoring Agreement

In December 2021, the Company entered into a factoring agreement for a total of $429,000 of future sales in exchange for $297,005 cash. Per the terms of the agreement, the Company will pay the factor 10% of it's future receipts, with a minimum weekly payment of $8,938. The Company amortizes the factoring fee, with other loan fees described in Note 7.

7. Loan Origination Costs

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to interest expense using the interest method over the contractual life of the loans, adjusted for actual prepayments. As of December 31, 2021 and 2020, the Company amortized a total of $23,302 and $2,279, respectively, of loan origination costs to interest expense.

8. Notes Payable

Debt consisted of the following at December 31, 2021, and 2020:

	2021	2020
Contract note payable; prepaid interest at 9.13% per annum, maturing in April 2024, minimum quarterly payment of $14,856 (with percentage taken of each sale), collateralized by future sales.	$ 100,580	$ -
Contract note payable; prepaid interest at 9.17% per annum, maturing in February 2023, minimum payment of $21,408 every other month, collateralized by Company sales.	96,743	-
Contract note payable; variable interest at 2.75% plus prime per annum, maturing in September 2031, monthly payment of $2,049, collateralized by Company assets.	168,736	182,745
Contract note payable; interest 2.75% plus prime per annum, maturing in June 2031, monthly payment of $3,893, collateralized by Company assets.	336,981	-
	$ 703,040	$ 182,745
Less: Current portion of notes payable	197,483	14,009
Long term portion of notes payable	505,557	168,736

Maturity of the notes payable is as follows:

December 31, 2022	$ 197,483
December 31, 2023	85,020
December 31, 2024	46,539
December 31, 2025	49,441
December 31, 2026	52,491
Thereafter	272,066
	$ 703,040

9. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on December 11, 2018 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. Subsequent Events

Debt Issuances

In January 2022, the Company obtained a loan for $75,000. The loan has a fixed fee of $10,511. The minimum weekly payment on this loan is $1,644 and it matures in January 2023.

In March 2022, the Company obtained a line of credit for $150,000. The loan carries monthly payments of $14,054 and will mature in March 2023.

In March 2022, the Company took a loan in the amount of $185,800. The loan is with a prior lender and the previous balance was lumped into the new loan amount. The Company received $147,059 in cash. The loan carries a fixed fee of $21,552. The lender will automatically take 12.6% of sales placed through their merchant processing system. The minimum payment every sixty days is $23,039. This loan matures in September 2023.

In March 2022, the Company sold of $201,600 of future receivables and received $180,000 in cash. The lender will automatically take 19% of sales deposited into their bank account.

In April 2022, the Company took a loan in the amount of $342,500 and received $247,355 in cash. The lender will automatically take 15% of sales deposited into their bank account. The minimum payment every week is $8,563. This loan matures in January 2023.

In April 2022, the Company took a loan in the amount of $274,000 and received $196,000 in cash. The lender will automatically take 15% of sales deposited into their bank account. The minimum payment every week is $9,786. This loan matures in December 2022.

In April 2022, the Company took a loan in the amount of $146,900. The Company received $130,000 in cash. The loan carries a fixed fee of $16,900. The lender will automatically take 17% of sales placed through their platform.

In May 2022, the Company borrowed $25,000 from a related party. The loan carried a lender fee of $1,000 and is due back to the related party in November 2022.

In June 2022, the Company borrowed $67,000 from a related party. The loan carried a lender fee of $7,700 and is due back in December 2022.

Consignment Agreements

The Company entered into three separate consignment agreements to obtain inventory.

The first agreement provided the Company with a total of $357,252 with a payback amount of $393,968. Total repayment of the funds are due by September 2022. This has a balance of $244,868 as of the date of the financials.

The second agreement provided the Company with a total of $185,584 with a payback amount of $198,871. Total repayment of the funds are due by June 2022. This has a balance of $74,576 as of the date of the financials.

The third agreement provided the Company with a total of $225,813 with a payback amount of $244,868. Total repayment of the funds are due by September 2022. This has a balance of $193,506 as of the date of the financials.

10. Subsequent Events (continued)

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Convertible Notes. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee on amounts raised in this offering.

Investment Offering

The Company is currently pursuing more traditional funding from local and angel investors. As the Company is still in the early stages of this process, there has been no terms as of this date.

Managements Evaluation

The Company has evaluated subsequent events through June 6, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.